

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Mr. Eugene G. Ballard
Chief Financial Officer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

> **Re:** **W.R. Berkley Corporation**
> **Form 10-K filed February 26, 2010**
> **DEF 14A filed April 8, 2010**
> **File No. 1-15202**

Dear Mr. Ballard:

We note the proposed disclosure in your response letter dated September 17, 2010 and have the following comments.

With respect to Messrs. Ballard, Lederman and Shiel, please discuss the factors considered in the subjective assessment of the overall performance levels of the NEOs. The discussion should include information details about their evaluations, contributions or achievements as opposed to merely identifying their roles and/or areas of responsibility. Additionally, explain how the subjective assessments were considered as the following statements appear inconsistent:

- "Actual bonus amounts for the other NEOs (Messrs. Ballard, Lederman, and Shiel) are determined by the CEO and are additionally based on a subjective evaluation of each individual's accomplishments and contributions to the Company's results."
- "Also taken into consideration was Mr. Berkley's subjective assessment of these NEOs' individual performance…, but these individual assessments did not alter the determination of their bonuses in 2009 as based on the Company's performance."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Eugene G. Ballard
W. R. Berkley Corporation
September 30, 2010
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jeffrey S. Hochman, Esq.
    Willkie Farr & Gallagher LLP
    787 Seventh Avenue
    New York, New York 10019-6099